Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) – TSX; (PGH) – NYSE

PENGROWTH ENERGY TRUST CLARIFIES EX-DISTRIBUTION DATE

FOR THE JUNE 15, 2010 CASH DISTRIBUTION

(Calgary, May 20, 2010) /Marketwire/—Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced clarification to its June 15, 2010 cash distribution news release. The ex-distribution date of May 27, 2010 stated in the release applies to Trust Units trading on the New York Stock Exchange under the symbol PGH. Canadian listed units, PGF.UN will have an ex-distribution date of May 28, 2010. The cash distribution of Cdn $0.07 will be payable to all Pengrowth unitholders who hold trust units on the record date of June 1, 2010.

The clarification of the ex-distribution dates resulted from the U.S. Memorial Day holiday on May 31, 2010, whereby the U.S. equity markets will not be open for trading. The Canadian equity markets will be open for trading on May 31, 2010 and as a result, the ex-distribution date for PGF.UN traded units on the Toronto Stock Exchange was revised to May 28, 2010.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisitions. Pengrowth’s trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION

Derek Evans

President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com

Telephone: (403) 233-0224    Toll Free: 1-888-744-1111    Facsimile: (403) 693-8889